Vireo Health International, Inc.

1330 Lagoon Avenue, 5th Floor

Minneaopolis, MN 55408

J. Michael Schroeder

D 402.639.6110

michaelschroeder@vireohealth.com

December 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Vireo Health International, Inc. Registration Statement on Form 10-12G Filed November 5, 2020 File No. 000-56225

Ladies and Gentlemen:

I am submitting this letter on behalf of Vireo Health International, Inc. (the “Company”) in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated December 2, 2020 (the “Staff Letter”) relating to the Company’s Registration Statement on Form 10-12G (File No. 000-56225) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the Staff Letter and certain other changes. We understand the Staff is working remotely at this time given the continuing COVID-19 pandemic, and we, therefore, have not mailed to the Commission’s offices any copies of this response letter or marked copies of Amendment No. 1 showing all changes from the Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form 10-12G filed November 5, 2020

Implications of Being an Emerging Growth Company, page 1, page 1

Securities and Exchange Commission

December 21, 2020

1.	We note that the cover page indicates that you have elected to use the extended transition period for complying with any new or revised financial accounting standards. Please provide disclosure here to state your election under Section 107(b) of the JOBS Act. Provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 1 and revised its risk factor disclosure on page 59 of Amendment No. 1 to note the Company’s election to delay the adoption of new or revised accounting standards under Section 107(b) of the JOBS Act and the potential implications thereof.

Item 1. Business

Background, page 6

2.	We note that certain of the subsidiaries and affiliates in your organizational chart have asterisks. Please revise to clearly explain the meaning of the asterisks. We further note that some of the entities that appear in the organizational chart appear to be in the process of being sold. Please update your organizational chart to clearly reflect which entities are in the process of being sold. To the extent that any of the subsidiaries in the organizational chart are not wholly-owned by you, please also update your disclosure to state this clearly and disclose the other owners. If you are only affiliated with an entity through a management agreement or similar arrangement (such as a non-profit dispensary), or through related parties (such as Ohio Medical Solutions, which you indicate is owned by your executives), but you do not have a current ownership relationship with such entity, please remove them from the organizational chart, and add disclosure to clearly explain these other arrangements.

RESPONSE: In response to the Staff’s comment, the Company has revised the organizational chart on page 7 of Amendment No. 1 to clarify its relationship with the various entities reflected in the chart, indicated which entities are in the process of being sold, removed any entities owned through related parties and added footnote disclosure to explain that certain other entities are affiliates of the Company.

General Development of the Business, page 8

3.	Please provide us with the basis for your claim that you are one of the United States' "leading" multi-state cannabis companies.

Securities and Exchange Commission

December 21, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 8 and elsewhere in Amendment No. 1 to remove references to the Company as a “leading” multi-state cannabis company.

4	We refer to your statement here that you are also "focused on transformative intellectual property ranging from novel product formulations, to agricultural scale cannabinoid production processes and equipment." You also state on pages 10 and 62 that you are focused on securing "meaningful" intellectual property, and that you have formed a subsidiary with the intent of commercializing your intellectual property portfolio. However, your disclosures do not appear to support these statements as you have only briefly disclosed the ownership of two patent numbers. Please either revise to demonstrate that your business is focused on intellectual property, or alternatively, if your portfolio is not currently a material focus of your business, revise accordingly. If your business is reliant on any material patents, revise to identify the specific product(s) to which such patents relate, the scope of patent protection, and the expiration date. Indicate whether the patents are owned or licensed from third parties

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 64 and elsewhere in Amendment No. 1 to reflect its objective of developing intellectual property that is complementary to its mission.

The Transaction and Related Financing Activities, page 8

5.	Please include in this section a brief discussion of the differences between Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares.

RESPONSE: In response to the Staff’s comment, the Company has added a brief discussion of the differences between its Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares on page 8 of Amendment No. 1.

Financing Activities, page 9

6.	Please update this section to discuss the August 10, 2020 financing of $16,755,923 disclosed elsewhere in the registration statement.

RESPONSE: In response to the Staff’s comment, the Company notes that prior references to the August 10, 2020 financing were referring to the proceeds received in connection with the Company’s August 10, 2020 disposition of its former subsidiary, Pennsylvania Medical Solutions, LLC. The Company has made clarifying edits in Amendment No. 1 related to these proceeds.

Securities and Exchange Commission

December 21, 2020

Other Recent Developments, page 10

7.	We note your disclosure that you have entered into an agreement to sell Ohio Medical Solutions ("OMS") to a third party for $1.15 million, but also that this entity is owned by your executives and not by you. Please revise to clearly explain the significance to you of this sale, including how your Ohio operations were conducted through this entity and whether you will continue to have any operations in Ohio after this transaction is consummated.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on page 11 of Amendment No. 1 to clarify its disclosures related to OMS.

8.	We note your disclosure concerning the sale of Pennsylvania Medical Solutions, LLC and the purchaser's option to acquire Pennsylvania Dispensary Solutions, LLC. We also note your disclosures elsewhere, such as your statement on page 64, that your retail business "is continuing to experience growth in this medical market" in reference to Pennsylvania. Please update your disclosure here to state what operations the Company continues to have in Pennsylvania following the consummation of this transaction, including whether (i) the Company still expects to receive wholesale revenue in Pennsylvania following the transaction and (ii) whether the Company will have any remaining dispensaries in Pennsylvania if the purchaser exercises the option to acquire Pennsylvania Dispensary Solutions, LLC. Please also update your disclosure in this section to discuss the total consideration you received for the sale.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 1 to remove references to growth in the Pennsylvania market, to note that the sale of Pennsylvania Dispensary Solutions, LLC has now closed and that it will have no Pennsylvania operations going forward. The Company’s disclosures have also been updated to include the total consideration received for the sale of Pennsylvania Medical Solutions, LLC.

Recent Acquisitions, page 9

9.	Please update your disclosure in this section to discuss (a) your acquisition of substantially all of the assets of Silver Fox Management Services, LLC and (b) your proposed acquisition of MJ Distributing P132, LLC and MJ Distributing C201, LLC. Please also file each of the acquisition agreements with Elephant Head Farm LLC and Retail Management Associates, LLC; MJ Distributing P132, LLC, and MJ Distributing C201, LLC as exhibits to your registration statement or explain to us why they are not required to be filed. Finally, please revise your disclosure in this section to describe the material terms of each agreement referenced above, and your agreement with Mayflower Botanicals Inc., including whether all of the cash and equity consideration in these acquisitions was paid at closing or whether there is any contingent consideration outstanding.

Securities and Exchange Commission

December 21, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 1 to add disclosure regarding its acquisition of substantially all of the assets of Silver Fox Management Services, LLC, its proposed acquisition of MJ Distributing P132, LLC and MJ Distributing C201, LLC and to describe the material terms of the acquisition agreements for MJ Distributing and Mayflower Botanicals Inc. The Company has filed the acquisition agreement with Elephant Head Farm LLC and Retail Management Associates, LLC as an exhibit to Amendment No. 1. The Company hereby advises that the acquisition agreements with Silver Fox Management Services, LLC and related to MJ Distributing are not material.

Description of the Business, page 11

10.	Revise your disclosures as appropriate to clarify which of your principal products are permitted to be, and are sold, in your various markets. With respect to states where your cultivation capacity is insufficient, please discuss your sources and availability of raw materials and the names of any principal suppliers.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of Amendment No. 1 to clarify which of its principal products are permitted to be, and are sold, in its various markets. It has also discussed, with respect to states where its cultivation capacity is insufficient, its sources and availability of raw materials and the names of its principal suppliers.

11.	Please expand your disclosures of competitive conditions on pages 16 - 17 to specifically discuss the "changing market conditions" you reference on page 73 and your "planned overcapacity" and "increased competitive environment" that you reference elsewhere, including on page 66.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of Amendment No. 1 to expand its competitive conditions disclosure.

Regulation of the Cannabis Market at State and Local Levels, page 21

12.	Please explain the differences between the phase 1 retail license in Maryland and the phase 2 license for which you have applied in your discussion on page 22.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 23 of Amendment No. 1 to explain the differences between the Maryland phase 1 retail license and the phase 2 license.

Securities and Exchange Commission

December 21, 2020

Vireo's Licenses in Maryland, page 23

13.	We note your statement that you own one retail dispensary license, which is not currently operational, and that you are operating in Maryland a cultivation and production facility. Please update your disclosure to confirm whether the Company also has licenses in Maryland for cultivation and processing.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Amendment No. 1 to clarify that it holds both cultivation and processing licenses in Maryland.

Item 1A. Risk Factors, page 30

14.	Please revise the heading for your last risk factor on page 33 to highlight the significance of such heightened scrutiny, such as the potential effect that the market for the Subordinate Voting Shares could become highly illiquid.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced risk factor heading on page 34 of Amendment No. 1 to highlight the significance of the heightened regulatory scrutiny.

15.	Please add a risk factor discussing your redemption rights with respect to Unsuitable Persons.

RESPONSE: In response to the Staff’s comment, the Company has added a risk factor on page 59 of Amendment No. 1 with respect to Unsuitable Persons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

16.	For your results of operations analysis for each period presented, please quantify the impact of the material factors disclosed as materially impacting the line items analyzed, which should include the impact of recent acquisitions during each period presented. Refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-X (sic) and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the Results of Operations section of its Management’s Discussion & Analysis (the “MD&A”) beginning on page 66 of Amendment No. 1 to quantify the impact of material factors, including the impact of recent acquisitions.

17.	Please ensure that you address the specific underlying causes for the material factors impacting the line items analyzed. For example, please provide an explanation for the increase in salaries and wages and also the increase in share based compensation impacting total expenses. Refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

December 21, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised the Results of Operations section of its MD&A beginning on page 66 of Amendment No. 1 to further address the underlying causes for material factors impacting the line items analyzed.

Item 2. Financial Information

Regulatory Jurisdictions, page 64

18.	We note your statement that investors should refer to the Company's previous regulatory filings for more information regarding the RTO transaction. Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. Accordingly, to the extent that there is material information regarding the RTO transaction that is not discussed in your registration statement, please amend your disclosure to include this information.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to update the disclosure to cross-reference other disclosure within Amendment No. 1.

Non-GAAP Measures, page 71

19.	Please remove references to non-IFRS, as you prepare your consolidated financial statements under US GAAP.

RESPONSE: In response to the Staff’s comment, the references to non-IFRS have been removed.

Gross Profit, page 73

20.	We note your statement here that Pennsylvania is a core market and your reference on page 78 to a renewed focus on "6 core markets." However, elsewhere in your document, you indicate that New York, Minnesota, Arizona, New Mexico and Maryland are your five core markets. Please update your disclosure to clarify which markets are your core markets and for which periods.

RESPONSE: In response to the Staff’s comment, the Company has updated the Outlook disclosure on page 82 of Amendment No. 1 and the reference to its core markets.

Liquidity, Financing Activities During the Period, and Capital Resources, page 75

Securities and Exchange Commission

December 21, 2020

21.	Please update your disclosure in this section to discuss the outstanding convertible notes described on pages F-27 to F-29 of your financial statements.

RESPONSE: In response to the Staff’s comment, the Company has updated its MD&A disclosure beginning on page 75 to discuss the outstanding convertible notes discussed in the Company’s financial statements.

Summary of Significant Accounting Policies, page 82

22.	Please revise these disclosures to comply with the guidance in Section 501.14 of the Financial Reporting Codification, which differs from the financial statement requirement to disclose significant accounting policies. In this regard, these disclosures should only include the areas that require critical estimates in preparing your consolidated financial statements, such as estimating inventory valuation adjustments; estimating the fair value of stock-based compensation, including the underlying equity instrument; testing goodwill for impairment; assessing recoverability of your finite-lived intangible assets; and assessing the realizability of your deferred tax assets. These disclosures should clearly explain what the critical estimate is; the uncertainties associated with the critical estimate; the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the Summary of Significant Accounting Policies beginning on page 82 of Amendment No. 1 to comply with the guidance in the Financial Reporting Codification.

Employment Agreements, page 94

23.	Please update your disclosure here to include a discussion of the employment agreement or offer letter with Dr. Kyle E. Kingsley and file the agreement or offer letter as an exhibit to your registration statement. Please also revise the first paragraph on page 101 to explain whether the provision has been triggered or if it's no longer applicable.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has no employment agreement or offer letter with Dr. Kingsley. The Company has revised its disclosures on page 94 to provide a brief description of the non-written terms of Dr. Kingsley’s employment arrangement with the Company. The Company has also revised its disclosures on page 94 of Amendment No. 1 to clarify its view regarding the provision in the agreement referenced above.

Securities and Exchange Commission

December 21, 2020

Outstanding Equity Awards Table for 2019, page 95

24.	Please provide footnote disclosure regarding the vesting dates of Dr. Kingsley's unvested options.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1 to provide the vesting dates for Dr. Kingsley’s options.

Item 11. Description of the Registrant's Securities to be Registered

Super Voting Shares, page 104

25.	Please complete the text following romanette (ii) in the first paragraph of the "Automatic Conversion" subsection.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1 to complete the text in the “Automatic Conversion” subsection.

Consolidated Statements of Net Loss and Comprehensive Loss, page F-3

26.	We note your disclosure on page F-15 that cost of sales includes depreciation of manufacturing equipment and production facilities. However, the amount of depreciation expense reported within operating expenses agrees to the amount reflected on the consolidated statements of cash flows. Please address this inconsistency. To the extent that you are not including depreciation expense in cost of sales, please address the requirements in SAB Topic 11:B. Address this comment for your interim financial statements.

RESPONSE: The Company confirms that depreciation of manufacturing and production facilities is included in its costs of Cost of Sales-Product Costs on the consolidated statements of net loss. The Company considered the requirements of SAB Topic 11:B and concluded that inclusion of depreciation expense in cost of sales is not applicable.

The Company revised its disclosure in its interim financial statements on pages F-45 and F-65 of Amendment No. 1 to clarify depreciation of manufacturing equipment and production is included in cost of sales in its cash flows and related notes of the financials. Illustrative examples of the revised cash flow and notes are as follows:

	For the Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation capitalized into inventory	1,757,281	1,258,304

Securities and Exchange Commission

December 21, 2020

For the nine months ended September 30, 2020 and 2019, total depreciation and amortization on property and equipment was $940,415 and $1,497,128, respectively. For the nine months ended September 30, 2020 and September 30, 2019, accumulated amortization of the right of use asset amounted to $2,786,418 and $1,598,128, respectively. The right of use asset under finance lease of $10,989,879 consists of leased manufacturing and cultivation premises. The Company also capitalized into inventory $1,763,868 and $1,247,373 relating to depreciation associated with manufacturing equipment and production facilities. The capitalized depreciation cost associated are added to inventory and expensed through Cost of Sales Product Cost on the consolidated statements of net loss.

2. Summary of Significant Accounting Policies

Net loss per share, page F-10

27.	Please provide the disclosures required by ASC 260-10-50 for the calculations of net loss per share. The disclosures are to include the number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future but that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented. Address this comment for your interim financial statements.

RESPONSE: In response to the Staff’s comment, the Company has added the disclosures required by ASC 260-10-50 for the calculations of net loss per share to its interim financial statements beginning on page F-49 of Amendment No. 1.

3. Business Combinations, page F-17

28.	We note that you acquired the AZ entities and Red Barn Growers during March 2019 and entered into a definitive agreement to acquire MJ Distributing on April 2019. Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of these acquired businesses and the related pro forma financial information reflecting these acquisitions should be included. Please provide your supporting computations per Article 8-04(b) of Regulation S-X. Alternatively, revise the filing to include the required information.

RESPONSE: In response to the Staff’s comment, the Company notes that it has availed itself of the ability to voluntarily comply with the Commission’s recent amendments to the various rules on financial disclosures related to acquired and disposed businesses adopted in its Final Release No. 33-10786. In accordance with the guidance in the amended versions of Articles 3-05 and 11-01 of Regulation S-X, which will apply to smaller reporting companies such as the Company, the Company conducted sensitivity tests for the acquisitions of the Arizona entities and Red Barn Growers in March 2019 and for the pending acquisition of MJ Distributing and concluded it was not required to file historical or pro forma financials for any of these acquisitions.

Securities and Exchange Commission

December 21, 2020

Rule 3-05 (as it will be amended) indicates that historical financial statements for an acquired entity may be omitted if the operating results of the acquired business have been reflected in the audited consolidated financial statements of the issuer for at least nine months if the acquisition falls between the 20-40% significance level under each of the Investment, Asset and Income Tests outlined in the significant subsidiary definition included in Rule 1-02(w) (as it will be amended). This guidance applies to the Company’s acquisitions of the Arizona Entities and Red Barn Growers. Rule 3-05 (as it will be amended) indicates that that historical financial statements are not required at all for a business that will be acquired if none of the three tests exceeds 20%. This guidance applies to the Company’s pending acquisition of MJ Distributing. If historical financial statements for an acquired entity or an entity to be acquired are not required by Rule 3-05 at a significance level below 40%, then pro forma financial statements for the entity are not required by Rule 11-01 of Regulation S-X (as it will be amended). This guidance applies to all three of the Company’s acquisitions.

Arizona Entities

For Arizona, the significance calculations were as follows: Investment Test – 26%; Asset Test – 15%; and Income Test – 21%. These calculations are presented below.

Significance Test

Investment Test
	Vireo Health International Inc. Investment in ARZ Entities	$ 18,094,463	A
	Vireo Health International Inc. Consolidated Total Assets	$ 69,256,848	B
	Significance Percentage	26%

Asset Test
	ARZ Entities Total Assets	$ 10,397,379	C
	Vireo Health International Inc. Consolidated Total Assets	$ 69,256,848	B
	Significance Percentage	15.0%

Income Test
	ARZ Entities Pre-Tax Loss	$ 444,821	D
	Vireo Health International Inc. Consolidated Pre-Tax Income (Loss)	$ 2,123,647	B
	Significance Percentage	21%

Tickmark Legend
A	Sourced from Vireo Health International Inc. audited financial statements 12/31/19 note 13 (acquired 3/22/2019)
B	Sourced from Vireo Health Inc. Audited Financial Statements 12/31/2018
C	Sourced from Purchase Price Allocation Tab for ARZ acquisitions
D	Provided by Management.

Securities and Exchange Commission

December 21, 2020

Red Barn Growers

For Red Barn Growers, the significance calculations were as follows: Investment Test – 7%, Asset Test – 1.8%; and Income Test – 5%. These calculations are presented below.

Significance Test

Investment Test
	Vireo Health International Inc. Investment in Red Barn Growers	$ 5,130,306	A
	Vireo Health International Inc. Consolidated Total Assets	$ 69,256,848	B
	Significance Percentage	7%

Asset Test
	Red Barn Growers Total Assets	$ 1,268,777	C
	Vireo Health International Inc. Consolidated Total Assets	$ 69,256,848	B
	Significance Percentage	1.8%

Income Test
	Red Barn Growers Pre-Tax Income (Loss)	$ 108,096	D
	Vireo Health International Inc. Consolidated Pre-Tax Income (Loss)	$ 2,123,647	B
	Significance Percentage	5%

Tickmark Legend
A	Sourced from Vireo Health International Inc. audited financial statements 12/31/19 note 13 (acquired 3/25/2019)
B	Sourced from Vireo Health Inc. audited financial statements 12/31/2018
C	Sourced from Purchase Price Allocation Memo prepared by management
D	Provided By Management

Securities and Exchange Commission

December 21, 2020

MJ Distributing

For MJ Distributing, the significance calculations were as follows: Investment Test – 5%; Asset Test – 0%; and Income Test – 0%. These calculations are presented below.

Significance Test

Investment Test
	Vireo Health International Inc. Investment in MJD Entities.	$ 4,095,000	A
	Vireo Health International Inc. Consolidated Total Assets	$ 85,431,918	B
	Significance Percentage	5%

Asset Test
	MJD Entities Total Assets	$ -	C
	Vireo Health International Inc. Consolidated Total Assets	$ 85,431,918	B
	Significance Percentage	0.0%

Income Test
	MJD Entities Pre-Tax Income (Loss)	$ -	C
	Vireo Health International Inc. Consolidated Pre-Tax Loss	$ 57,479,312	B
	Significance Percentage	0%

Tickmark Legend
A	Sourced from Vireo Health International Inc. audited financial statements 12/31/19 (note 3 (transaction not yet closed).
B	Sourced from Vireo Health Inc. Audited Financial Statements 12/31/2019
C	Provided by Management.

6. Inventory, page F-22

29.	Please provide the disclosures required by ASC 330-10-50-6 and ASC 275-10-50 for the significant estimates for your inventory. In this regard, we note you have recognized inventory valuation adjustments. Refer to ASC 330-10-55-8 through 55-13 for guidance. Also address the inconsistency between the components of inventory on page F-22 and on page F-59.

Securities and Exchange Commission

December 21, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures in its interim financial statements on pages F-51 and F-64 of Amendment No. 1 to provide the disclosures required by ASC 330-10-50-6 and ASC 275-10-50 and to address the inconsistency between the components of inventory presented in the interim financial statements.

11. Goodwill, page F-25

30.	We note your disclosure that you recognized $8,538,414 in impairments for goodwill.

Please address the following:

•	As January 1 is your annual testing date and the goodwill was recognized in March 2019, please disclose the facts and circumstances that led to management performing an interim goodwill impairment test, including when that test was performed.

•	For the Elephant Head Farms reporting unit, please disclose the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of the reporting unit and result in the recognition of an additional material impairment charge. Refer to Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification for guidance.

•	For the allocation of the impairment charge, we note that you allocated $4,844,270 to the Red Barn reporting unit. However, only $3,878,300 of goodwill has been allocated to the Red Barn reporting unit. Please address this inconsistency.

RESPONSE: In response to the Staff’s comment, the Company notes that its annual impairment testing date is December 31, and it has updated its disclosure in Amendment No. 1 accordingly. The Company notes that indicators of impairment were evaluated at each quarter end during 2019 and 2020. No indicators of impairment were noted, and as such, an interim goodwill test was never performed. The test performed as of December 31, 2019 represents the annual impairment test.

With respect to the Elephant Head Farms reporting unit, the Company notes that only one impairment charge was taken. This charge was taken as a result of the annual impairment test, in which the net book value of the reporting unit exceeded the implied fair value of the reporting unit.

With respect to the allocation of the impairment charge, the Company notes that the disclosure should read as follows: “Accordingly, an impairment charge of $8,538,414 was recorded (Elephant Head Farm: $4,844,270), (Red Barn: 3,694,144).” This statement has been updated in the financial statements included in Amendment No. 1.

Securities and Exchange Commission

December 21, 2020

Exhibits

31.	We note your references to lease agreements and other real estate arrangements, as well as management services arrangements when you need to work with a non-profit licensee, and also note that none of these agreements have been filed as material agreements. To the extent material, please file these agreements as material agreement exhibits, or advise. In addition, revise your disclosures as appropriate to ensure that you disclose all material terms of these agreements.

RESPONSE: In response to the Staff’s comments, the Company has filed three lease agreements that are material and disclosed the material terms of such leases in Item 3. Properties in Amendment No. 1. The Company notes that its various management agreements are entered into in the ordinary course of its business and its business is not substantially dependent on any of these agreements. As such, the Company has not filed these agreements as exhibits to Amendment No. 1.

General

32.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and acknowledges its understanding that the Registration Statement will become effective by operation of law 60 days from the date it was originally filed and that the Company will then be subject to the reporting requirements under the Exchange Act. The Company also acknowledges the Staff’s comment advising that the Company should consider withdrawing the Registration Statement prior to effectiveness and re-filing a new Form 10 including disclosure responsive to the Staff’s comments. The Company further acknowledges its understanding that the Staff may continue to comment on the Registration Statement even after the effective date.

Securities and Exchange Commission

December 21, 2020

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ J. Michael Schroeder
J. Michael Schroeder

cc:	Kyle E. Kingsley, Chief Executive Officer Vireo Health International, Inc.